AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                             August-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Aug-01
Current Calculation Date          9-Aug-01
Previous Payment Date             16-Jul-01
Previous Calculation Date         10-Jul-01

-------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------------
                                        Prior          Deposits       Withdrawals       Balance on
                                       Balance                                       Calculation Date
                                      10-Jul-01                                          9-Aug-01
-------------------------------------------------------------------------------------------------------
Expense Account                        5,634,163.29    4,643,286.11   (3,340,571.40)      6,936,878.00
Collection Account                   102,195,349.42   16,247,366.00  (16,465,697.42)    101,977,018.00
Aircraft Purchase Account                         -               -               -                  -

 - Liquidity Reserve cash balance     85,729,652.00                                      85,729,652.00
-------------------------------------------------------------------------------------------------------
Total                                107,829,512.71   20,890,652.11  (19,806,268.82)    108,913,896.00
-------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                         -
Interest Income                                                                                      -
Aircraft Purchase Payments                                                                           -
Economic Swap Payments                                                                               -
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                  -
-------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                              5,634,163.29
Transfer from Collection Account on previous Payment Date                                 4,626,230.16
Permitted Aircraft Accrual                                                                           -
Interim Transfer from Collection Account                                                             -
Interest Income                                                                              17,055.95
Balance on current Calculation Date
 - Payments on previous payment date                                                     (2,999,426.84)
 - Interim payments                                                                                  -
 - Other                                                                                   (341,144.56)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                       6,936,878.00
-------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            102,195,349.42
Collections during period                                                                16,247,366.00
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                               (2,365,836.71)
 - Permitted Aircraft Modifications                                                                  -
Net Swap payments on previous Payment Date                                               (2,260,393.45)
Aggregate Note Payments on previous Payment Date                                        (11,839,467.26)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     101,977,018.00
-------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                         30,000,000.00
Second Collection Account Reserve                                                        35,000,000.00
Cash Held
 - Security Deposits                                                                     20,729,652.00
                                                                                    -------------------
 Liquidity Reserve Amount                                                                85,729,652.00
                                                                                    -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

-------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Aug-01
Current Calculation Date               9-Aug-01
Previous Payment Date                  16-Jul-01
Previous Calculation Date              10-Jul-01

----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        108,913,896.00
Liquidity Reserve Amount                                                                         (85,729,652.00)
                                                                                              ------------------
Available Collections                                                                             23,184,244.00
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,859,059.28
(II) a)      Class A Interest but excluding Step-up                                                3,199,193.34
     b)      Swap Payments other than subordinated swap payments                                   2,271,071.24
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        549,492.63
(vi)         Class B Minimum principal payment                                                       467,660.36
(vii)        Class C Interest                                                                        748,101.02
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,729,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             567,226.38
(xiv)        Class C Scheduled principal                                                             246,234.38
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,567,872.04
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         108,913,896.00
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,729,652.00
                                                                                              ------------------
                                                                                                  23,184,244.00
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date              15-Aug-01
Current Calculation Date          9-Aug-01
Previous Payment Date             16-Jul-01
Previous Calculation Date         10-Jul-01

-----------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

--------------------------------------------------------------------------------------------------------------------------
                                    Subclass       Subclass       Subclass        Total        Subclass      Subclass
Floating Rate Notes                   A-2            A-3            A-4          Class A          B-1          B-2

--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                         3.83000%       3.83000%       3.83000%                      3.83000%      3.83000%
Applicable Margin                         0.3200%        0.4600%        0.5200%                       0.6000%       1.0500%
Applicable Interest Rate                 4.15000%       4.29000%       4.35000%                      4.43000%      4.88000%
Day Count                                 Act/360        Act/360        Act/360                       Act/360       Act/360
Actual Number of Days                          30             30             30                            30            30
Interest Amount Payable                542,290.51   2,019,875.00     637,027.83                    252,305.85    297,186.77
Step-up Interest Amount Payable           NA             NA            NA                              NA           NA
-----------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                    542,290.51   2,019,875.00     637,027.83   3,199,193.34     252,305.85    297,186.77
-----------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date             15-Dec-05      15-Jun-02      15-May-11                     15-Jul-13     15-Jul-08
Excess Amortisation Date                17-Aug-98      15-Feb-06      15-Aug-00                     17-Aug-98     15-Aug-00

-----------------------------------------------------------------------------------------------------------------------------
Original Balance                   290,000,000.00 565,000,000.00 235,000,000.00                 85,000,000.00 80,000,000.00
Opening Outstanding Principal
  Balance                          156,806,894.09 565,000,000.00 175,731,815.99 897,538,710.08  68,344,700.8  73,078,715.16
-----------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                      70.16%        100.00%         98.02%                        90.60%       100.00%
Pool Factors                               60.51%        100.00%         84.36%                        84.84%        99.40%
-----------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                      -                             -     226,002.94    241,657.42
Scheduled Principal Payment                     -              -              -              -     274,119.51    293,106.87
Supplemental Principal Payment       3,097,045.80              -   3,470,826.24   6,567,872.04              -             -
-----------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                             3,097,045.80              -   3,470,826.24   6,567,872.04     500,122.44    534,764.29
-----------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                        -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
   Balance                         153,709,848.29 565,000,000.00 172,260,989.75 890,970,838.04  67,844,578.45 72,543,950.87
-----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
                                       Total          Subclass       Subclass       Total
Floating Rate Notes                    Class B           C-1             C-2        Class C

----------------------------------------------------------------------------------------------
Applicable LIBOR                                        3.83000%       3.83000%
Applicable Margin                                        1.3500%        2.0500%
Applicable Interest Rate                                5.18000%       5.88000%
Day Count                                                Act/360        Act/360
Actual Number of Days                                         30             30
Interest Amount Payable                               358,621.14     389,479.87
Step-up Interest Amount Payable                               NA             NA
----------------------------------------------------------------------------------------------
Total Interest Paid                    549,492.63     358,621.14     389,479.87     748,101.02
----------------------------------------------------------------------------------------------

Expected Final Payment Date                            15-Jul-13      15-Jun-08
Excess Amortisation Date                               17-Aug-98      15-Aug-00

----------------------------------------------------------------------------------------------
Original Balance                                   85,000,000.00  80,000,000.00
Opening Outstanding Principal
  Balance                          141,423,416.05  83,078,257.52  79,485,688.73 162,563,946.25
----------------------------------------------------------------------------------------------
Extended Pool Factors                                     99.76%         99.99%
Pool Factors                                              97.33%         99.04%
----------------------------------------------------------------------------------------------
Minimum Principal Payment              467,660.36            -             -              -
Scheduled Principal Payment            567,226.38     142,373.25     103,861.13     246,234.38
Supplemental Principal Payment            -                  -             -              -
----------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                             1,034,886.74     142,373.25     103,861.13     246,234.38
----------------------------------------------------------------------------------------------
Redemption Amount                                            -            -
- amount allocable to principal                              -            -
- amount allocable to premium                                -            -

----------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                          140,388,529.31  82,935,884.27  79,381,827.60 162,317,711.87




-------------------------------------------------

Fixed Rate Notes                         D-2

-------------------------------------------------
Applicable Interest Rate                 8.50000%
Day count                                30 / 360
Number of Days                                 30
Interest Amount Payable                708,333.33
-------------------------------------------------
Total Interest Paid                    708,333.33
-------------------------------------------------
Expected Final Payment Date             15-Mar-14
Excess Amortisation Date                15-Jul-10
-------------------------------------------------
Original Balance                   100,000,000.00
Opening Outstanding Principal
  Balance                          100,000,000.00
-------------------------------------------------
Extended Pool Factors                     100.00%
Expected Pool Factors                     100.00%
-------------------------------------------------
Extended Amount                              -
Expected Pool Factor Amount                  -
Surplus Amortisation
-------------------------------------------------
Total Principal Distribution Amount          -
-------------------------------------------------
Redemption Amount                            -
- amount allocable to principal              -
                                  ---------------
- amount allocable to premium                -
-------------------------------------------------
Closing Outstanding Principal
  Balance                          100,000,000.00
-------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date             15-Aug-01
Current Calculation Date          9-Aug-01
Previous Payment Date            16-Jul-01
Previous Calculation Date        10-Jul-01

---------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Aug-01
End of Interest Accrual Period   17-Sep-01
Reference Date                   12-Aug-01

------------------------------------------------------------------------------------------------------

                                    A-2       A-3       A-4       B-1      B-2       C-1       C-2

------------------------------------------------------------------------------------------------------
Applicable LIBOR                  3.64000%  3.64000%   3.64000% 3.64000% 3.64000%   3.64000% 3.64000%
Applicable Margin                  0.3200%   0.4600%    0.5200%  0.6000%  1.0500%    1.3500%  2.0500%
Applicable Interest Rate           3.9600%   4.1000%    4.1600%  4.2400%  4.6900%    4.9900%  5.6900%

------------------------------------------------------------------------------------------------------

-------------------------------------------

Fixed Rate Notes                    D-1

-------------------------------------------

Actual Pool Factor                 100.00%

-------------------------------------------

----------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

--------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                    A-2           A-3          A-4         B-1        B-2        C-1         C-2

--------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance  156,806.89   565,000.00   175,731.82   68,344.70  73,078.72   83,078.26   79,485.69
Total Principal Payments                 3,097.05         -        3,470.83      500.12     534.76      142.37      103.86
Closing Outstanding Principal Balance  153,709.85   565,000.00   172,260.99   67,844.58  72,543.95   82,935.88   79,381.83

Total Interest                             542.29     2,019.88       637.03      252.31     297.19      358.62      389.48
Total Premium                             0.0000%      0.0000%      0.0000%     0.0000%    0.0000%     0.0000%     0.0000%

--------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------

(b) Fixed Rate Notes                      D-2

-------------------------------------------------

Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                      -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                 -

-------------------------------------------------

---------------------------------------------------------------------------------------------